Exhibit 99.1

RICHMONT MINES INC.
ANNUAL INFORMATION FORM

2010

March 29, 2011

RIC: TSX-NYSE Amex

www.richmont-mines.com

TABLE OF CONTENTS

TERMINOLOGY					1

DEFINITIONS					1

DISCLOSURE REGARDING FORWARD- LOOKING STATEMENTS					2

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND JUDGMENTS					4

I.	INCORPORATION				5

II.	GENERAL DEVELOPMENT OF THE BUSINESS				5
	1.	General			5
	2.	Three-Year History			5
	3.	2011 Trends			6
	4.	Risk Factors			7

III.	NARRATIVE DESCRIPTION OF THE BUSINESS				15
	1.	Quebec Division			15
		1.1	Beaufor Mine		15
			1.1.1	Location and Property Description	15
			1.1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	17
			1.1.3	History	18
			1.1.4	Geological Setting	18
			1.1.5	Mineralization	18
			1.1.6	2010 Work	19
			1.1.7	Drilling	20
			1.1.8	Sampling and Analysis	20
			1.1.9	Security of Samples	21
			1.1.10	Mineral Reserve and Mineral Resource Estimates	21
			1.1.11	Mining Operations and Metallurgy	24
			1.1.12	Production Summary	24
		1.2	Francoeur Mine		25
			1.2.1	Location and Property Description	25
			1.2.2	Accessibility, Local Resources, Infrastructure, Climate and Physiogeology	26
			1.2.3	History	27
			1.2.4	Geological Setting	28
			1.2.5	Mineralization	28
			1.2.6	Exploration	29
			1.2.7	Historical drilling	29
			1.2.8	Most Recent Underground Diamond Drilling Program Completed	29
			1.2.9	Methodology	29
			1.2.10	Sampling, Assays and Quality control	30
			1.2.11	Mineral Reserve and Mineral Resource Estimates	31
	2.	Ontario Division			34
		2.1	Island Gold Mine		34
			2.1.1	Location and Property Description	34
			2.1.2	Accessibility, Local Resources, Infrastructure, Climate,and Physiogeology	36
			2.1.3	History	37
			2.1.4	Geological Setting	37
			2.1.5	Mineralization	38
			2.1.6	2010 Work	38
			2.1.7	Drilling	40
			2.1.8	Sampling and Analysis	40

			2.1.9	Security of Samples	41
			2.1.10	Mineral Reserve and Mineral Resource Estimates	41
			2.1.11	Mining Operations and Metallurgy	44
	3.	Exploration Projects and Other Properties			45
		3.1	General		45
		3.2	Wasamac		46
			3.2.1	Location, Access and Description of the Property	46
		3.3	Monique		47
			3.3.1	Location, Access and Description of the Property	47
		3.4	Cripple Creek		48
			3.4.1	Location, Access and Description of the Property	48
		3.5	Table of Reserves and Resources		49
	4.	Other Aspects of the Business			50
		4.1	Camflo Mill inc		50
		4.2	Gold Marketing and Sales		50
		4.3	Environment		51
			4.3.1	Quebec & Ontario	51
		4.4	Employees		52

IV.	CONSOLIDATED FINANCIAL INFORMATION				52
	1.	For the Last Three Fiscal Years			52
	2.	Dividend Policy			52

V.	CAPITAL STRUCTURE				53

VI.	MARKET FOR SECURITIES				55

VII.	DIRECTORS AND OFFICERS				60

VIII.	AUDIT COMMITTEE				60

IX.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS				60

X.	REGISTRAR AND TRANSFER AGENT				60

XI.	MATERIAL CONTRACTS				60

XII.	INTEREST OF EXPERTS				60

XIII.	ADDITIONAL INFORMATION				61

SCHEDULE A					62

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 tonne (t) = 1.1023 short ton (2,000 pounds)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per tonne
ha: hectare
NSR: Net Smelter Return
t/d: tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: tonnes per cubic metre
Km: Kilometre
NPI: Net profit interest

DEFINITIONS

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing geological confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural solid inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of sufficient confidence to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

  the future price of gold;

  the estimation of Mineral Reserves and Resources;

  the realization of mineral estimates;

  the timing and amount of estimated future production;

  costs of production;

  capital expenditures;

  costs and timing of the development of new deposits;

  exploration activities;

  permitting time lines;

  currency fluctuations;

  requirements for additional capital;

  use of proceeds;

  government regulation of mining operations;

  environmental risks;

  unanticipated reclamation expenses;

  availability of qualified workforce;

  title disputes or claims; and

  limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Company and depend on a number of factors. The factors include, but are not limited to:

  integration of acquisitions;

  risks related to joint venture operations;

  actual results of current exploration activities;

  actual results of current reclamation activities;

  conclusions of economic evaluations;

  changes in project parameters as plans continue to be refined;

  possible variations in ore grade or recovery rates;

  failure of plant, equipment or process to operate as anticipated;

  accidents, labor disputes and other risks of the mining industry;

  delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

  risks related to governmental regulations, including environmental regulations;

  fluctuations in commodity prices;

  currency fluctuations;

  litigation risks and the inherent uncertainty of litigation costs; and

  risks pertaining to any fixed-price gold forward sales hedge program the Company may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Company included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND JUDGMENTS

Resource Estimates

The Resource estimates in this Annual Information Form were prepared in accordance with Regulation 43-101 –Standards of Disclosure for Mineral Projects (“Regulation 43-101”) adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual information Form, we use the terms “Measured”, “Indicated” and “Inferred” Resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “Reserves”. Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Company is incorporated under the laws of the Province of Quebec, Canada. All of the Company's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Company (free of charge) or from the SEC’s web site at sec.gov/edgar.shtml under the Company’s profile.

I.    INCORPORATION

Richmont Mines Inc. (“Richmont Mines” or the “Company”) was incorporated pursuant to Part IA of the Companies Act (Quebec) (the “Companies Act”), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company’s articles were amended to change its corporate name for Richmont Mines Inc., now governed by the Business Corporations Act (Québec). The head office, principal place of business of the Company and registered office, is located at 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the NYSE Amex under the symbol "RIC".

Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act, all of the shares of Patricia Mining Corporation (“Patricia Mining”), a corporation continued under the Ontario Business Corporation Act and all of the shares of Louvem Mines Inc., a corporation incorporated under the Companies Act (Quebec) now governed by the Business Corporations Act (Québec).

II.    GENERAL DEVELOPMENT OF THE BUSINESS

1.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Company began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

2.	Three-Year History

The Company currently produces gold from its Beaufor Mine and Island Gold Mine, two of its three material properties.

The Island Gold Mine began commercial production on October 1, 2007. On December 16, 2008, Richmont Mines acquired 42,929,581 common shares of Patricia Mining (representing approximately 98.2% of Patricia Mining's outstanding common shares) in exchange for CAN$0.15 cash and 0.055 of one common share of Richmont Mines for each common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Richmont Mines now owns all 43,704,581 common shares of Patricia Mining. Patricia Mining’s main asset is its joint venture interest of 45% in the Island Gold Mine. Following this transaction, Richmont Mines owns a 100% interest in the Island Gold Mine.

On April 27, 2009, the Company announced it began dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering of the mine, which reaches a depth of approximately 820 metres, the Company has also re-commissioned the existing hoist and upgraded related infrastructure. This work was completed during the second quarter of 2010. On May 19, 2010, the Company filed amended Technical Report for the Francoeur Gold Project on SEDAR, that estimates Probable Reserves of 615,664 tonnes grading 6.91 g/t Au that can support production of approximately 136,000 ounces of gold (before recovery) over an initial 4-year period.

On June 17, 2010, Richmont Mines completed an overnight marketed public offering of 3,300,000 common shares of Richmont Mines (the “Common Shares”) at a price of CAN$5.00 per Common Share for aggregate gross proceeds of CAN$16,500,000. The 3,300,000 Common Shares issued by Richmont Mines included 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option. The net proceeds of the offering has been used and will be use for development work at Richmont Mines’ projects, primarily the Francoeur Mine, for potential acquisitions and for general corporate purposes. The Common Shares offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws.

On June 30, 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) not currently owned by Richmont Mines. Louvem and 9222-0383 Quebec Inc., a wholly-owned subsidiary, amalgamated and the shareholders of Louvem received one share of Richmont Mines for each 5.4 shares of Louvem held by them. The Amalgamation constitutes a “business combination” within the meaning of Multilateral Instrument 61-101.

In September 2010, the Company began a 5,500 metre drilling program on its Monique property. On December 21, 2010, the Company signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of CAN$350,000 upon signing the Agreement, and had undertaken to complete exploration work in the amount of CAN$400,000 on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. As at February 28, 2011, the Company had spent the required amount of CAN$400,000 in exploration expenditures. A work report was submitted to SOQUEM on March 4, 2011. SOQUEM has an additional period of 30 days to confirm its approval and transfer its 19% of interest in the property to the Company.

By October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009, Mountain Lake Resources Inc. (“Mountain Lake”) and Richmont Mines entered into an agreement granting Mountain Lake the option to purchase Richmont Mines’ 70% interest in the property in accordance with the terms and conditions of the agreement. In accordance with the terms set out in the agreement, Mountain Lake paid Richmont Mines an option fee of 2,500,000 of its common shares in April 2009, incurred an amount of CAN$1,000,000 of exploration and development expenditures on the property, and paid Richmont Mines a sum of CAN$3,000,000 in cash on January 24, 2011 to satisfy all cash option payments set out in the agreement. With all conditions met, Richmont Mines has proceeded with the transfer of its 70% interest in the property to Mountain Lake.

On December 8, 2010, the Company announced the additional drilling results of the Wasamac property and confirmed the drilling campaing was expended to 20,000 metres. On February 17, 2011, the Company announced a significant increase in the estimated resource base for its property, a major 35,000 metre drilling program for 2011, the completion of a scoping study by the end of 2011 and a 43-101 compliant Technical Report to be filed on SEDAR by April 2011. For more details, please see the press release dated February 17, 2011 entitled “Richmont Mines announces resources of over 1 million ounces of gold at its Wasamac property”.

On December 16, 2010, Richmont Mines announced complete results from the second phase of its 2010 surface drilling campaign at its Cripple Creek property. For more details, please see the press release dated December 16, 2010 entitled “Updated Cripple Creek drill results confirm presence of gold mineralization; 3,500 metre winter drilling campaign planned for 2011”. In view of intensive winter drilling programs on the Monique and Wasamac properties and due to limited availability of drills and geological staff, Richmont management has decided to defer the planned 3,500 metre winter 2011 exploration drilling campaign on its Cripple Creek property. For more details, please consult section 3.4 of this Annual Information Form.

3.	2011 Trends

Richmont Mines is focused on increasing annual gold production to 200,000 ounces, and building a reserve base of 1,000,000 ounces of gold. The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Company. Consequently, management is committed to generating positive cash flow, thus enabling the Company to fund the majority of its organic growth from within. In addition, the Company management team continues to identify and evaluate promising acquisition targets, development opportunities and potential partnerships, in order to expand its pipeline of projects, grow its reserve base and increase its production rates.

4.	Risk Factors

The following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Company's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Company's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's evaluation of proven and probable reserves at its current mines were based on a market price of gold between $800 and $1,000 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. The Company may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2010	2009	2008	2007	2006

High price	1,421	1,212	1,011	841	725
Low price	1,058	810	712	608	525
Average price	1,225	972	872	695	604

On March 21, 2011, the London P.M. Fix was $1,432 per ounce of gold.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2006 to January 1, 2011, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Company has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a company against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of precious metal strategies may not benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough precious metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Company's financial performance and results of operations.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Company.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Company may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Company to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Company and if not adequately covered by insurance possible adverse financial consequences to the Company. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Company’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful  feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Company’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces significant competition for qualified personnel and the Company may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report and the Annual Information Form may not be realized.

The ore reserves presented in the Annual Report and in the Annual Information Form are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Company may not have insurance or its insurance coverage may prove inadequate to reimburse the Company for liabilities encountered from operations.

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Company believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Company’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, will require substantial capital expenditures. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009 and 2010. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is party to certain mining joint ventures under which the Company’s joint venture partners will be in a position to prevent the Company from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Company’s future joint venture partners may veto the Company’s business plans, with regard to a specific joint venture, and prevent the Company from achieving its objectives.

The Company is actively pursuing potential acquisitions of mining properties and interests in other mining companies which acquisitions entail certain risks.

Consistent with its acquisition and growth strategy the Company is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Company acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and, consequently, on the Company’s financial condition and results of operations.

The Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, to acquire properties and companies, the Company could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

The Company’s shares fluctuate in price.

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by the Company and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Company’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance. The market price of the Company’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales by the Company of additional common shares could affect the market price of the shares and dilute existing shareholders.

Sales of substantial amounts of the Company’s common shares by the Company, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Company common shares that may be available for sale, could adversely affect the prevailing market prices for the Company’s outstanding common shares. A decline in the market price of the Company’s outstanding common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company does not currently anticipate declaring any dividends on its common shares.

The Company has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures and exploration programs. The Board of Directors assesses its dividend policy periodically. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

III.     NARRATIVE DESCRIPTION OF THE BUSINESS

1.	Quebec Division

1.1	Beaufor Mine

1.1.1	Location and Property Description

i)	Location

The Beaufor Mine property, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

ii)	Description of Mineral Rights

The property, which includes the Mineral Reserves and Resources of the Beaufor Mine, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims over a total area of 591.4 ha. The Courvan project and Perron blocks 2,3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, over a total area of 1,298.2 ha.

Property	Number of mining leases, concessions and/or claims	Area (ha)	Expiration date
Beaufor	1	106	Mining Concession 280PTA : 01/31/2012
Colombière	13	226	Claims expire between 09/21/2011 and 10/15/2011
Courvan	61	1099	Mining concession 295 and 280PTB and 59 claims expire between 08/09/2011 and 04/30/2013
Pascalis	1	37.5	Mining Lease BM 750 : 06/02/2016
Perron	11	222	Mining Lease BM 858 : 03/11/2023
			10 Claims expire between 09/10/2011 and 09/11/2012
Perron Blocks 2, 3 and 4	7	199	Claims expire between 09/06/2012 to 12/15/2012

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2010 and are expected to be for 2011. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

iii)	Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

iv)	Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

Beaufor Property (50% of the production)

The Beaufor Mine’s production is subject to the payment of royalties to Aurizon Mines Ltd:

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Property (100% of the production)

The Perron Property is subject to the payment of royalties to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Despite the fact that claims 5102441, 5098056 and 5098055 are part of the Perron Block 2 property, they are subject to the same royalty as the claims included in the Perron property.

Perron Block 2 (100% of the production on claims 3493171, 3493172 and 3493173)

The Perron Block 2 Property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (100% of the production)

The Pascalis Property is subject to a 25% NPI payable to New Pascalis Mines Limited.

Colombière (100% of the production)

The Colombière Property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

v)	Environmental Obligations

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles et de la Faune du Québec (the “MRNF”).

vi)	Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft and as an emergency exit. A series of buildings including warehouses, workshops and offices are used. There are 102 employees and 36 independent contractors as at December 31, 2010.

vii)	Location of Mineralized Zones

The mineralized zones, including Mineral Reserves and Mineral Resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property.

viii)	Permits

At the Company’s knowledge, all necessary permits and authorizations have been requested and issued.

1.1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

i)	Accessibility

The mine can be accessed from Highway 117, going east from Val-d’Or to the Perron Road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and the going south on Paré Road to the village of Perron.

ii)	Climate

The average annual precipitation is approximately 914 mm , with most falling in September (some 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C , slightly above freezing . The average temperature for July reaches 17.2°C, while in January the temperature falls to –17.2°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

iii)	Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry. A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is usually possible to recruit and retain a sufficient mining workforce. Professionals, engineers, geologists and technicians are generally well-trained and available in this area.

iv)	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

1.1.3	History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In march 2010, the Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not currently owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in Beaufor Mine and 100% of Louvem’s properties.

1.1.4	Geological Setting

i)	Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is situated in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

1.1.5	Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N070o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o /65 o -75 o) at 380 metres from the surface and a parallel system of shears (N70 o /sub vertical).

1.1.6	2010 Work

i)	Production Work

During the year ended December 31, 2010, 104,945 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 6.60 g/t, and realized gold sales of 22,258 ounces at an average price of US$1,253 (CAN$1,290) per ounce. This compared to 101,593 tonnes, an average recovered grade of 6.38 g/t, and realized gold sales of 20,854 ounces at an average price of US$975 (CAN$1,113) in 2009 and tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at an average price of US$886 (CAN$944) in 2008. The cash cost per ounce increased to US$866 (CAN$891) in 2010 compared with US$740 (CAN$845) in 2009, due primarily to higher milling costs and a greater amount of development necessary to access the ore zones. In addition, as a result of the mine’s limited reserve base at year-end 2009, cash costs include many expenditures that would otherwise be accounted for as deferred development. The cash cost per ounce increased to US$740 (CAN$845) in 2009 compared with US$509 (CAN$543) in 2008, due primarily to lower than expected grades in room and pillar stopes than forecasted in our mining sequences for 2009, which resulted in lower production and higher operating costs. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2010	2009	2008

Tonnes	104,945	101,593	115,674
Head grade (g/t)	6.72	6.52	9.00
Gold recovery (%)	98.19	97.90	98.31
Recovered grade (g/t)	6.60	6.38	8.85
Ounces sold	22,258	20,854	32,908
Cash cost per ounce (US$)	866	740	509

Investment in property, plant and equipment (thousands of CAN$)	2,462	1,092	127
Exploration expenses (thousands of CAN$)	2,584	3,006	2,921

Deferred development metres	1,350	913	-

Diamond drilling (metres)
Definition	21,928	28,152	11,439
Exploration	33,449	32,699	33,765

ii)	Exploration

Proven and Probable Reserves at the Beaufor Mine increased to 68,998 gold ounces at December 31, 2010, from 44,637 gold ounces at December 31, 2009. This reflects the addition of 24,798 ounces of reserves identified through the drilling program on the near-surface W and 367 zones, in conjunction with reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2010, offset by 22,258 ounces of gold sales from the mine in 2010. Drilling efforts in 2010 similarly resulted in a minor increase in Measured and Indicated Resources to 173,453 ounces of gold at the end of 2010 versus 171,372 ounces at the end of 2009. Inferred Resources declined slightly to 182,185 ounces of gold as of December 31, 2010 from 199,256 ounces at the end of the prior year. Existing resources are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of the infrastructure at this time. The Company is planning 11,000 metres of definition drilling and 19,000 metres of exploration drilling at the Beaufor Mine in 2011, in an effort to continue to grow its reserve and resource base. The primary focus will be to expand and advance the potential of the near-surface W and 367 zones, located to the west of the mine’s existing infrastructure, and other previously identified areas.

1.1.7	Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD is more than 75%. Detailed description of the drill core is prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

1.1.8	Sampling and Analysis

i)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account for Mineral Reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is saw in two using a wheel saw.

Recuperation of core is over 90%.

ii)	Assays

ALS Chemex Chimitec Laboratories in Val-d’Or was selected to analyze samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

The step-by-step procedure for sample analysis is briefly described as follows:

  Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulveriser;

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

iii)	Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

1.1.9	Security of Samples

There is no formal program established at the Beaufor Mine relating to shipment of samples. Samples are gathered in plastic boxes by the Beaufor Mine’s geological personnel and stored in a core shack. The samples are collected daily by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource calculation.

1.1.10	Mineral Reserve and Mineral Resource Estimates

In 2010, the Mineral Reserve and Mineral Resource estimates were performed by Jessy Thelland, P.Geo., Mario Blanchette, Eng. and François Chabot, Eng., all employees of Richmont Mines and qualified persons pursuant to Regulation 43-101. The methodology and procedures for Mineral Resource and Reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves and Resources are based on the available information at the Beaufor Mine as of December 31, 2010. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserve and Resource estimates are carried out in accordance with Regulation 43-101. Mineral Resources and Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as Regulation 43-101 requirements and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zone. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the Mineral Resources. For the drill holes, the gold value is cut at 68 g/t for the B and C zones and 34.25 g/t Au for the others zones. The blasted rocks are cut at 16.50 g/t Au for all the zones except for the B zone where they are cut at 12.00 g/t Au. A density factor of 2.75 t/m3 is applied to evaluate the volume.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

i)	Mineral Reserve Estimate

General

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as at December 31, 2010. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2010. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per Regulation 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods:

Rooms and Pillars

  Geometry: stope width of 8 metres in the plane of the vein with in-stope pillars of 2.5 metres X 2.5 metres;

  Maximum vein dip: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution amounting to 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

Long Hole

  Geometry: maximum panel length of 40 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation;

  Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum length of 2.4 metres;

  External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was CAN$1,000 per ounce applying an exchange rate of CAN$1/US$;

  Operating costs include fixed costs budgeted for 2011 and variable costs (production and development) based on the results from January to April 2010 for each method.

The results of the cut-off grade study by mining method for both developed and un-developed underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.83
Room and pillar	Undeveloped	6.96
Long hole	Developed	5.09
Long hole	Undeveloped	6.22

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

At the Beaufor Mine, Proven Reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation is that of a feasibility study.

Probable Mineral Reserves

The Mineral Reserve estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the Mineral Reserve calculation, as at December 31, 2010, the Mineral Reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)

Proven	81,742	7.53	19,780
Probable	201,296	7.60	49,218

Total (proven + probable)	283,038	7.58	68,998
Before mill recovery of 98.5%

As of December 31, 2010, the Mineral Reserves at Beaufor Mine are estimated at 68,998 ounces of gold, calculated using a long-term gold price of CAN$1,000 per ounce, for an expected mine life of approximately three years.

ii)	Mineral Resource Estimation

Mineral Resource Classification

The following description presents more details about the Mineral Resource classification at the Beaufor Mine At the Beaufor Mine, Measured Mineral Resources were confirmed by underground excavation and are extended over 8 metres from these openings following the dip of the zone. Indicated Mineral Resources are defined by drilling using a 10 to 20-metre by 10 to 20-metre grid whereas Inferred Mineral Resources are defined by drilling using an 80-metre by 80-metre grid or more. At most, a 20-metre by 20-metre polygon is applied to each drill hole within the area used to calculate the volume of the Indicated Mineral Resources, and a 40-metre by 40-metre polygon is used for the Inferred Mineral Resources.

Table of Mineral Resources

Following the Mineral Resources calculation, the Mineral Resources at the Beaufor Mine as of December 31, 2010 were estimated as follows:

Resource Category	Tonnes[1]	Grade[1]	Au
	(metric)	(g/t Au)	(oz)
Measured	85,781	5.47	15,086
Indicated	731,560	6.73	158,367

Total (measured and indicated)	817,341	6.60	173,453

Inferred	864,709	6.55	182,185

1.	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.1.11	Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods.

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc., the owner of the Camflo Mill, is 100% owned by Richmont Mines. The Camflo ill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

1.1.12	Production Summary

For the full year 2010, a total of 22,258 ounces of gold were sold at an average price of US$1,253 (CAN$1,290). This compared to gold sales of 20,854 ounces at an average sale price of US$975 (CAN$1,113) in 2009. Cash costs at the Beaufor Mine for the 12 months of 2010, however, increased to US$866 (CAN$891) from US$740 (CAN$845) last year, reflecting higher milling costs, and greater amount of development necessary to access the ore zones.

	Year ended		Year ended		Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
Precious metals revenues ( thousands of CAN$)		28 714		23 215		31 075

Ounces sold		22,258		20,854		32,908

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	866	891	740	845	509	543
Depreciation and depletion	63	65	38	43	38	41

Total	929	956	778	888	547	584

Average price obtained per ounce	1,253	1,290	975	1,113	886	944

1.2	Francoeur Mine

1.2.1	Location and Property Description

i)	Location

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

ii)	Description of Mining Rights

The Francoeur Mine consists of 12 mining claims, 3 mining concessions and 4 mining leases totalling approximately 408 ha.

Number of	Area (ha)	Expiration Date	Richmont Mines
Mining Titles			Ownership (%)
12 mining claims	118.76	Claims expire between 05/25/2011 and 02/27/2013	100
3 mining concessions	230.21	Mining Concessions 194, 322 and 326 expire on 01/31/2012	100

4 mining leases	59.36	Mining Leases expire between 09/07/2015 and 04/16/2020	100

19	408.33		100

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2010 and are expected to be for 2011. A detailed list and map of locations can be found in the Technical Report for the Francoeur Mine as of May 19, 2010 filed under the Company’s profile on the SEDAR web site at www.sedar.com.

iii)	Ownership of Mining Rights

All mining titles on the Francoeur Mine are held by Richmont Mines.

iv)	Mining Royalties

There are no royalties or back-in-rights related to any of the claims, mining leases and mining concessions.

v)	Environmental Obligations and Permits

A restoration plan has been submitted to the Ministère des Ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife, the “MRNF”), pursuant to which financial guaranties have already been submitted for the Francoeur Mine.

vi)	Infrastructures

The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provides access to levels 4 to 11. A covered ore bin, a hoist room, a machine shop, a core shack and a warehouse were regrouped in that same area.

The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont Mines, giving access to six (6) additional levels (12 to 17). The headframe also included a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressors room, an electric room were grouped in that same area.

There are no mill facilities at the mine site, and accordingly, no mine tailings were left in place, except the area of old tailings between shaft No.1 and No.2 in the east part of the property.

From 1993 to the end of mining activities in 2001, the ore was sent to Richmont Mines' Camflo Mill in Malartic and the waste material was used or stockpiled at the mine site. Considering this waste only contains 0.4% sulphur, this material has a positive neutralizing potential and is not generating acidic drainage (H2SO4). Richmont Mines is again planning to use the Camflo Mill to treat the ore of the West Zone. Consequently, no mine tailings will be stored on the site. Only a waste stock pile not generating acid is planned on the mining site.

vii)	Location of Mineralized zones

The Francoeur No.3 deposit constitutes the main ore zone of the Francoeur Mine which was mined until 2001 down to the 17th level by Richmont Mines. The No.3 deposit is hosted in the metavolcanic rocks of the Blake River Group. Gold mineralization mainly developed in the ductile Francoeur-Wasa shear zone. The mineralized zone extends for at least 1,200 metres down dip from surface to beyond the 17th level. It is a composite orebody consisting of four distinct ore zones, three of which occur within the Francoeur-Wasa shear zone.

The "West Zone" is located to the west of the No.3 deposit. It is composed of 2 zones, the main zone (West) and the footwall zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30 to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone apparently differs from the No.3 orebody by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

1.2.2	Accessibility, Local Resources, Infrastructure, Climate and Physiogeology

i)	Accessibility

The property is easily accessible through Provincial road 117 joining Rouyn-Noranda and the little community of Arntfield. From there, a secondary road (Provencher Avenue North) leads northwest for 3.2 km to the Francoeur No.6 and Jean-Guy Rivard shafts. A number of gravel and bush roads crosscut the property over a few hundred metres in all directions.

ii)	Local Resources and Infrastructure

Rouyn-Noranda is a well established mining community offering a vast amount of commodities. Manpower is well formed and it is easy to find recruits and retain experienced miners. There is availability of skilled administrative personnel, technicians, geologists and mining engineers in the area.

iii)	Climate

The average temperatures are -17.2°C in January and +17.2°C in July based on measurements taken over 30 years in this area. There is an average maximum of 61 cm of snow in December and 101.9 mm of rain in September.

iv)	Physiogeography

The area is located in the coniferous to boreal zone and more precisely in a white birch's resinous domain. The forest cover is composed of 50% leafy and 50% resinous trees with moderate commercial value.

The topography is relatively flat (285 m to 300 m) with the exception of the northeast corner of the property where outcrops are no more than 30 metres higher than the average level.

1.2.3	History

The Francoeur property was staked for the first time in 1923 following a gold discovery which later became zone No.1. In 1932, Francoeur Gold Mines Ltd. sunk a 45° incline shaft (No.1) of approximately 226 metres with four levels (95, 191, 290 and 488 foot levels) in the footwall of zone No.1.

In 1936, zones No.2 and No.3, located at more than 549 metres west of zone No.1, were discovered through drilling along the Francoeur-Wasa shear. Additionally, a 45° incline shaft (No.2) was sunk to a depth of 183 metres with four development levels (132, 221, 311 and 399 foot levels) in the lower footwall of zone No.2. In 1938, a 150 short tons per day concentrator was built on the property, and mining of both No.1 and No.2 deposits began immediately thereafter. In 1939, zone No.8 was discovered approximately 244 metres north of the Francoeur-Wasa shear. This zone was opened as early as 1940 through a cross-cut driven from the second level of zone No.2. On the third level, the drift was extended approximately 914 metres to the west to reach and mine the ore of zone No.3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,303 ounces of gold from 520,363 tonnes of ore with a recovered grade of 5.6 g/t of gold (Brown, 1962).

In July 1964, Francoeur Gold Mines Ltd. was acquired by Wright-Hargreaves Mines Ltd. (Wasamac Division). In 1965, after further drilling, the Wasamac No.2 vertical shaft (now called shaft No.6) was sunk by Wright-Hargreaves Mines Ltd. to a depth of 477 metres to mine the No.3 zone from the 4th to the 11th level. Mining operations started in May 1968 and ended in March 1971 for a total gold production of 69,227 ounces from 385,292 tonnes grading 5.6 g/t of gold (Karpoff, 1986). The ore was milled at the Wasamac No.1 mine concentrator located 6 km to the east.

During 1973 and 1974, the property was optioned to Kerr Addison Mines Ltd. and Noranda Exploration Company Ltd. They drilled five (5) holes along the Francoeur-Wasa shear zone with little success (GM 29431, GM 30512). Finally, exploration work, including three deep holes (FR-82-1, 2 and 17), was carried out from 1980 to 1984 by Long Lac Exploration Ltd. (GM 40041, GM 41362).

In October 1985, Ressources Minières Rouyn ("RMR", now Richmont Mines) signed an option agreement with Lac Minerals for the acquisition of a 50% interest on the Francoeur property. An assessment of the property was commissioned in order to evaluate the remaining resources left in place by Wright-Hargreaves. Karpoff (1986) evaluated that approximately 416,402 tonnes grading 7.54 g/t Au were still accessible by the Wasamac shaft No.2 (now shaft No.6).

In the spring of 1986, RMR started the dewatering and the rehabilitation of the underground infrastructures. In 1986 and 1987, a total of 27,799 m of surface diamond drilling in 75 holes was carried out on zones No.1, No.2, No.8, and below the 11th level of zone No.3. At the same time, surface facilities were installed and underground diamond drilling confirmed the previously reported in situ reserves. The surface diamond drilling program delineated more than 1 million tonnes of possible reserves under the 11th level of zone No.3.

During the spring of 1988, RMR extracted a 23,111 tonne bulk sample grading 6.8 g/t Au from the No.3 deposit. The ore was successfully processed at Lac Minerals Ltd.'s mill located in Malartic, Québec and mining operations from the No.6 shaft started the same year.

Considering the shallow dip of the No.3 zone (42°N), it was then evaluated that it would be more profitable to sink a new shaft 650 m north of the No.6 shaft thereby giving access to the resources found under the lowest level (11th). This is why the Jean-Guy Rivard (No.7) shaft was sunk in May 1989 to a final depth of 818 metres.

In June 1991, RMR's name was changed to Richmont Mines Inc.

On October 1st, 1991, development work was completed and commercial production began at a rate of 400 tons per day. From 1992 to 1994, production was increased from 500 tons to 800 tons per day.

In June 1992, Richmont Mines acquired Lac Minerals' 50% share of the Francoeur and Wasamac properties.

In 1993, Richmont Mines bought the Camflo Mill and began processing Francoeur's ore. The ore was previously processed at East Malartic Mill (Québec) and Deak resources at Virginiatown, en Ontario.

The exploration program conducted at the Francoeur property in 1997 was successful in discovering zone No.7, which is different, in terms of dipping, from the No.3 deposit. This zone was dipping south (70-75°) while the main gold-bearing structure was dipping north (40-45°). Following the discovery of zone No.7, a major development program was undertaken in 1998. Rehabilitation work was done in shaft No.6 and access drifting and infill drilling commenced on levels 4, 6 and 7. In 1999, development work on levels 4, 6 and 7 and related sublevels were completed. Commercial production of zone No.7 resumed at the beginning of February 2000.

From 1991 to 2001, the Francoeur Mine produced 1,701,892 tonnes of ore at a grade of 6.31 g/t (345,436 ounces of gold).

In 2001, Richmont Mines conducted exploration work in the west part of the mine. A new resource was identified, the West Zone, but given the low gold price, the development work required to mine this resource made the project uneconomic. Subsequent to the closing of the mine in November 2001, Richmont Mines acquired the adjacent Norex property in February 2002.

The 2002-2003 exploration programs (7,801 m) successfully increased the West Zone mineral resources up to 884,514 tonnes grading 7.9 g/t Au. However, the feasibility study demonstrated that any effort to resume production by deepening the Jean-Guy Rivard shaft would be marginally profitable at that time. The mine was subsequently flooded and restoration of the site began.

Following the closure of the mine, minimal exploration work was conducted to keep the mining concessions and leases in good standing and only 4 exploration holes were drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone. As a result of the higher gold price over the last few years, Richmont re-assessed the resources of the Francoeur Gold Project and decided to proceed with an exploration program.

At the end of 2009, 8 out of the mine's 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Company has begun drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development drilling was completed.

1.2.4	Geological Setting

i)	Regional Geology

The property is located in the Rouyn-Noranda area, a typical sector of the Archean aged Abitibi greenstone belt located in the eastern part of the Superior Province. The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

ii)	Project Geology

The Francoeur Deposit includes the Francoeur No.1, No.2 and No.3 deposits. They occur along the Francoeur-Wasa shear zone and, from east to west, together with the Arntfield No.1, No.2, and No.3 deposits, the Wasamac Mine and the Wingate deposit. Despite the showing of local differences, all of these deposits are very similar to one another in both geological aspects and types of mineralization. The Francoeur No.3 is the largest one of them all.

1.2.5	Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to 1 m in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold. There is no evidence of stratigraphic control on the gold deposition in the Francoeur mine.

Instead, the gold emplacement apparently developed in the shear zone and is partially related to albitite dikes. A similar lack of stratigraphic control was noted for deposits adjacent to the Cadillac Break in the Noranda district of Québec. The nature of the contacts of gold ore bodies with enclosing mylonitic schist is quite variable. There are two types of basic contacts, one of which is faulted, while the other may be sharp or gradational.

The BB bands display a wide variety of textures ranging from a foliated micro-breccia, to more common fine grained and very well laminated rock. They contain on average 20 to 40 g/t Au and the grade can reach 50 g/t Au locally. The gold is commonly in its native form and is very fine-grained. Gold grains are usually associated with small pyrite crystals, but a proportion is also disseminated in the finely recrystallized carbonate-albite matrix.

1.2.6	Exploration

A considerable amount of exploration and development work was carried out on the Francoeur property since the discovery of the first gold-bearing veins in the 1920's. Successive underground developments have allowed the discovery of additional reserves along the Francoeur-Wasa shear when mining activities were conducted in the No.3 orebody. This is particularly true for Richmont Mines who carried out major underground exploration programs along extensions of known mining blocks to sustain the long term viability of the mine.

1.2.7	Historical drilling

A portion of the geotechnical information from surface and underground holes drilled on the property since 1929 is available on Sigeom's web site (www.mrn.gouv.qc.ca/mines).

Paper copies of diamond drill logs and assay results for both surface and underground holes drilled on the Francoeur property are stored at the Camflo Mill in Malartic, Québec, since the mine was closed in 2003.

A total of 87 BQ-size diamond drill holes, representing 671 samples, intersected the West Zone during the 2002-2003 underground exploration programs. Most of them are located on level 15 and are at a short distance from the footwall of the Francoeur-Wasa shear.

Following the closure of the mine, only 4 exploration holes have been drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone.

An exploration drilling program was completed in 2009 with approximately 7,500 m of drilling.

1.2.8	Most Recent Underground Diamond Drilling Program Completed

The West Zone is located on the extension of the No.3 deposit. Richmont Mines has been the Francoeur mine's operator for over 10 years. A new underground definition drilling campaign is now underway. As of December 31, 2010, a total of 1,663 metres was completed.

1.2.9	Methodology

Generally, most of the boreholes at the Francoeur deposit were set-up on transversal sections allowing them to intersect mineralized zones at a right angle. Off-section holes were drilled when underground openings were not available.

Exploration programs were generally split into two categories:

  60 m x 60 m spaced exploration holes;

  20 m x 20 m spaced definition holes.

For the West orebody, because exploration boreholes were set-up in the footwall of the mineralized zones, they crosscut them at a very acute angle. For example, borehole R-882B started at a dip of -46° and finished 697.08 m deeper at a dip of 0°. The Main West Zone, which dips 42° north, was intersected over 9.90 m along the core (from 547.80 to 557.70 m and represents, in fact, a horizontal width of 2.64 m or a true thickness of 1.70 m).

1.2.10	Sampling, Assays and Quality control

i)	Sampling

The rock sampling methods used underground were core drilling and rock blasting. Borehole assay results were used to determine the grade of mining blocks. Muck samples were taken from blasted ore in wagons transporting gold-bearing mineralization to the ore pass. These samples were used in the grade reconciliations and in calculations of reserves.

Grades from development work and active stopes were compiled on a monthly basis and transferred to sections and plan views. Grade values were assigned to that part of development work carried out during the current month. Specific procedures had to be followed during the sampling process as each sample for every 12 tons of ore has to be representative of the broken rock.

Two sampling methods were applied at the Francoeur Mine:

(1)         Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core of exploration holes was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they could be shipped to the client if requested. When mineral resources were found by any exploration programs, a definition drilling program was initiated to verify the repeatability of the grades and better define the geometry of the orebody. Presently, core sampling from definition holes are analyzed entirely.

(2)         Muck sampling: several sampling procedures were applied in the past at the Francoeur mine. The most widely used method was the sampling of trams, comprised of the following procedures:

  Collect two handfuls of muck of every size per 4-ton tram (4 tons) or three handfuls per 5-ton tram, avoiding grabbing fine material;

  The collected material should be randomly taken and be representative of the whole tram;

  Samples should be collected at the ore pass;

  One sample bag should weigh a minimum of six pounds and represent the muck from four (4) wagons or sixteen (16) to twenty (20) tons; and

  There is a tag number for each bag and the sampling book should contain the following information: date of sampling, level, stope identification, number of sampled wagons and sampler initials.

ii)	Assays

Techni-Lab of Ste-Germaine-de-Boulé was the principal assay laboratory used by Richmont Mines over the years with respect to the Francoeur mine. Techni-Lab follows several procedures when batches of samples are received.

The procedure for sample analysis is briefly described as follows: a form is filled and bags of pulp are numbered accordingly. A set of 24 crucibles, including a blank, a duplicate and a standard, is prepared. The crucibles are filled with 115 g. of flux and a teaspoon of flour. A portion of the pulp is weighted (15 or 30 g) and added to the flux in the crucible. The content of each crucible is then homogenised.

  A 30 or 50 gram pulp sample is taken for analysis;

  Lead collection of the sample with a flux to obtain a lead button;

  Cupellation of the lead button to free the precious metal bead;

  Dissolution of the bead in "Aqua Regia";

  Measurement of the gold content by Atomic Absorption Spectrometry (AAS); and

  If the gold content is higher than 10 000 ppb, a second 30 or 50 gram pulp sample is taken following lead collection and cupellation but the measurement of the gold content is by gravimetry instead of AAS.

iii)	Quality control

Current in-house quality controls procedures followed by Techni-Lab S.G.B. Abitibi Inc. are as follows:

  Daily checks of crushers, pulverisers and precision scales;

  Blanks: assay results must be lower than the detection limit. If not, this value will be subtracted from the results of the assayed samples. If the value is too high, the whole batch of samples will be re-assayed; and

  Duplicates: the acceptable value of a duplicate depends on the detection limit of the assaying method and the average value of the ratio between the duplicate and the sample:

Dupl./Sample Ratio	Acceptable gap

0 to 20 ppb	50%
21 to 100 ppb	25%
101 to 500 ppb	15%
501 ppb and more	10%
0 to 0.20 g/t	50%
0.21 to 1 g/t	20%
1.01 g/t and more	10%

  Certified Standard: the acceptable value of a certified standard is dependent on the detection limit of the assaying method and the real value assigned to the standard:

Value of Standard	Acceptable gap

200 to 1,000 ppb	10%
1,001 ppb and more	5%
0.80 to 2 g/t	10%
2 g/t and more	5%

1.2.11	Mineral Reserve and Mineral Resource Estimates

In 2009, Mineral Reserve and Mineral Resource estimates were performed by Daniel Adam, P.Geo., Ph.D., Exploration Manager, Christian Pichette, Eng.,M.Sc., and Raynald Vincent, Eng.,B.Sc.A.,M.G.P., all of whom are employees of the Company and all of whom are qualified persons under Regulation 43-101.

The Mineral Reserve and Mineral Resource estimates were carried out in accordance with Regulation 43-101 recommendations and regulations. Mineral Resources and Reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as Regulation 43-101 recommendations and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with.

i)	Technical parameters

In August 2009, Richmont Mines made a new geological interpretation and resources calculation of the West Zone assuming that two main ore bodies, instead of four, were clearly identifiable. (For more details, please consult the amended 43-101 compliant Technical Report filed on SEDAR on May 20, 2010). The first one, called West Zone, is the main gold-bearing structure associated generally with the hanging-wall of the Francoeur-Wasa shear. The second one, called "Footwall Zone" (Fw), is located close to the footwall of the shear zone. The latter is well developed between levels 17 and 19, and from sections 250ZW to 400ZW.

After having re-interpreted the continuity of the two orebodies on cross sections, the parameters used for this resource calculation were as follows:

  The resources were calculated using a polygon estimation method on vertical longitudinal sections with the Gemcom software.

  The lower cut-off grade was originally established at 5.15 g/t Au (0.15 oz/st) by the exploration staff. Some blocks grading between 4.0 and 5.15 g/t Au were later integrated in the calculation considering that the higher grade adjacent blocks were allowing more flexibility in mining operations.

  Only three samples returned grades higher than 34 g/t Au (39.2, 43.9 and 43.4 g/t). For this reason, no high cut- off grade was applied to this reserves calculation.

  A density of 2.79 g/cm3 or 11.5 cubic feet per short ton was used for the tonnage estimate. This parameter, used by Richmont Mines in the course of the mining operations at Francoeur, proved to be accurate.

  A minimum true width of 1.68 m (5.5 feet) was used to define the minimum mineralized borehole intercepts in using the grade of the adjacent material when assayed or a value of zero when not assayed.

  The mineralized zones are oriented 245°/40° along the upper part of the Francoeur-Wasa shear.

  The mineralized intersections were traced at mid-distance of each hole for a maximum radius of 30 m. With this method, "circles" of influence have rather an elliptic shape, the minimum axis being 30 m (horizontal) and the maximum axis being 46.7 m (along the dipping direction of the zones).

  The maximum radius was extended from 30 to 35 m to cover voids within the mineralized envelop.

  Some blocks of mineral resources grading less than 5.15 g/t were included in the calculation when adjacent to higher grade blocks.

  A few resources that are part of the "North Zone" (Level 14) were included in the mineral inventory. The same parameters have been applied to the resources evaluation of this zone except for 4 holes which have a true width varying from 1.4 m to 1.67 m. These resources are located in the west part of the North Zone, between levels 13 and 14. It's an area where definition drilling was done but which was never mined.

ii)	Mineral Resource Estimates

Resource Tables

The Indicated Resources of the West Zone (including the Main, FW and a part of the North zones) total 706,284 tonnes grading 7.81 g/t Au for 177,339 ounces of gold. The resources of the inferred category total 202,250 tonnes grading 5.95 g/t for 38,706 ounces of gold.

Summary of the Indicated Resources

Zone	Resources > 5.15 g/t					Resources 4.0 to 5.15 g/t					Total Resources
	Tonnes	Au	Ounces	Hor.	True	Tonnes	Au	Ounces	Hor.	True	Tonnes	Au	Ounces
	(Metric)	(g/t)		Thick	Thick	(Metric)	(g/t)		Thick	Thick	(Metric)	(g/t)
				(m)	(m)				(m)	(M)
Main	453,073	7.69	112,019	2.82	1.81	78,908	4.43	11,350	2.65	1.70	531,981	7.21	123,369
FW	142,739	10.35	47,484	7.53	4.84	15,869	4.08	2,084	3.26	2.10	158,608	9.72	49,568
North	14,588	9.03	4,235	4.27	2.74	1,108	4.69	167	3.08	1.98	15,696	8.72	4,402
TOTAL	610,400	8.34	163,738			95,885	4.41	13,601			706,284	7.81	177,339

Summary of the Inferred Resources

Zone	Resources > 5.15 g/t					Resources 4.0 to 5.15 g/t					Total Resources
	Tonnes	Au	Ounces	Hor.	True	Tonnes	Au	Ounces	Hor.	True	Tonnes	Au	Ounces
	(Metric)	(g/t)		Thick	Thick	(Metric)	(g/t)		Thick	Thick	(Metric)	(g/t)
				(m)		(m)			(m)	(m)
Main	73,633	5.99	14,179	2.82	1.81	52,822	4.29	7,281	2.64	1.70	126,455	5.28	21,460
FW	75,795	7.08	17,246	3.43	2.21						75,795	7.08	17,246
TOTAL	149,428	6.54	31,425			52,822	4.29	7,281			202,250	5.95	38,706

The tonnage and grade of these resources are undiluted as no mining method is applicable at this stage of the evaluation.

Mining methods

Several mining methods were used in the past at the Francoeur Mine. The room-and-pillars, long-hole and shrinkage-stoping methods were respectively used in 60%, 20% and 20% of the stopes mined.

Apart from the geometry and dip of the zones, the selection of the proper mining method is based on both the geotechnical classification of the mineralized zones and the quality of the wall-rock. Other selection criteria also used are: productivity, dilution factor, available mining equipment and amount of mining reserves.

Generally speaking, the room-and-pillar method is considered when the rock quality determination ("RQD") is lower than 25% and for gold-bearing structures with a maximum dip of 40°. Long-hole or shrinkage-stoping methods can be envisioned when the RQD is higher than 25% and when gold-bearing structures have a minimum dip of 45°.

Historically, the rate of recovery of the room-and-pillar method was 85% with an external dilution of 15% at a grade of 0.68 g/t (0.02 oz/st). The minimum thickness used for the reserves calculations was 1.68 metres. These parameters were used to establish the probable reserves of the West Zone.

The long-hole method was used when the orebody was dipping at more than 45°. At this critical dip, the scraping of the blasted ore was required before doing any progression in the stope. As soon as the dip of the orebody is 50° and higher, the blasted ore falls downward due to gravity to the lower level without any scraping manoeuvres.

The historical rate of recovery of the long-hole method at the Francoeur Mine is 95%. Pillars of various dimensions have been left in the stopes allowing a better stability of the hanging-wall and a minimum dilution (±15%).

iii)	Mineral Reserve Estimates

General

The basic parameters and original data from the resources calculation were used to evaluate the reserves estimation. Also, the dilution factor and the expected ore recovery according to the mining method used are based on Richmont Mines' 10-year experience in mining the Francoeur deposit.

The transfer from mineral resources to mineral reserves is based on economic feasibility studies carried out by Richmont Mines. As per Regulation 43-101, only mineral resources of the measured and indicated categories are used for the economic viability of the mineral reserves.

Reserve Table

Based on the mineral resources estimations and the above mentioned parameters, it was possible to estimate mineral reserves of 615,664 tonnes in the probable category grading 6.91 g/t Au for a total of 136,749 ounces with the ramp option. These reserves include the resources between 4.0 and 5.15 g/t. The ramp option is preferable considering the lower capital cost and the higher internal rate of return versus the shaft option.

This inventory of reserves includes a dilution of 15% grading 0.686 g/t Au and a rate of recovery of 85%.

Considering that there is no access in the mineralized zone nor any tight drillings, none of the reserves were classified in the proven category.

Probable reserves of the Main, Footwall and North Zones, ramp option

Zone	Based on Ressources, > 5.15 g/t Au			Based on Ressources, 4.0-5.15 g/t			Total Reserves
				Au
	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	(Metric)	(g/t)		(Metric)	(g/t)		(Metric)	(g/t)
Main	368,357	6.80	80,580	77,132	3.98	9,869	445,490	6.32	90,449
FW	139,320	9.09	40,698	15,512	3.64	1,816	154,831	8.54	42,513
North	14,260	7.94	3,641	1,083	4.17	145	15,343	7.68	3,786
TOTAL	521,937	7.44	124,919	93,727	3.93	11,830	615,664	6.91	136,749

2.	Ontario Division

2.1	Island Gold Mine

2.1.1	Location and Property Description

i)	Location

The Island Gold Mine is located approximately 85 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario is approximately 15 km northwest of the Island Gold Mine.

ii)	Description of Mining Claims

The Island Gold property consists of 137 patented, leased and staked claims totalling 4,684 ha.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	20	381	Patented Claims : taxes are paid every year,	100
			2 Leased claims: 02/28/2022 to 06/30/2030
Lochalsh	31	368	Patented Claim : taxes are paid every year	100
			Claims : 02/06/2012 to 03/26/2012
Goudreau	65	1,003	Patented Claims : taxes are paid every year	100
			1 Claim: 08/20/2012

Island Gold	21	2,932	Claims : 03/05/2011 to 10/25/2014	100

The claims will be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2010 and are expected to be for 2011. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

In December 2008, Richmont Mines added two new groups of claims to its portfolio in Ontario:

  A 75% interest in the Edwards property, a group of 39 claims covering an area of approximately 694 hectares,. This property is located to the east of the Island Gold property (the other 25% interest is held in trust by the Company on behalf of Red Pine Exploration). These claims expire between April 5, 2011 and August 29, 2013.
  Richmont Mines intends to renew all of these claims, as the location of this property is strategic, namely on the strike of the Goudreau Lake shear zone, between the Island Gold and Cline Edwards Mines.

  The Ego property, which is a group of 3 claims covering an area of approximately 73 hectares, and is located west of the Island Gold property. These claims expire on June 5, 2011. Richmont Mines will continue to carry out work on this property.

iii)	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this transaction, Richmont Mines owns a 100% interest in Island Gold Mine.

iv)	Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines holds 100% of all mining titles relating to the Island Gold property. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

v)	Mining Royalties

All the properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Island Gold Project as of May, 15, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

The Kremzar Property is subject to a 4% NSR in favour of Algoma. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the Company and Teck Resources Ltd (“Teck”) (formerly Aur Resources Inc.) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR payable to Teck.

The Goudreau Property is subject to a 2% NSR payable to Teck and a 15% Net Profits Interest (“NPI “) royalty payable to Algoma.

vi)	Environmental Obligations and Permits

  The permit to operate the Kremzar Mill, located on the Island Gold Mine property, was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

  The Lochalsh closure plan was approved on April 30, 2007. As of December 31, 2010, an amount of $183,523 is in place to cover the closure costs.

  The closure plan for the Kremzar property was filed with the Ontario Ministry of Northern Development and Mines (“MNDM”) in 1998 by Patricia Mining and was also approved. A payment of $10,000 cash was made by Patricia Mining, and there was a collateral mortgage of $577,800 granted using the Kremzar Mill as security.
  Following the acquisition of Patricia Mining and a review of the closure plan, Richmont Mines has provided the MNDM with a letter of credit of $797,581 to cover the closure plan costs. Since Richmont Mines has satisfied all the conditions by the MNDM, the mortgage on the Kremzar Mill has been released. There are no environmental issues on the property at this time.

vii)	Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Kremzar ramp and portal, the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a mine dry are also located on the Kremzar Mine site.

viii)	Location of Mineralized Zones

The mineralized zones, including Mineral Reserves and Mineral Resources of the Island Zone and underground infrastructures, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are localized on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property.

2.1.2	Accessibility, Local Resources, Infrastructure, Climate,and Physiogeology

i)	Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario to the mine site.

ii)	Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located in the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

iii)	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

iv)	Physiogeology

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Mine area has been partially logged.

2.1.3	History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake Zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of $3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506.5 metres of ramps and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and Resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining and now owns a 100% interest in the property.

2.1.4	Geological Setting

i)	Regional Geology

The Island Gold property is part of the Michipicoten greenstone belt which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

ii)	Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

2.1.5	Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70°to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 centimetre to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone. An anastamosing pattern defines the relationship between the zones.

2.1.6	2010 Work

i)	Production

For the year ended December 31, 2010, 251,237 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.68 g/t, and 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce. This compared to 211,773 tonnes of ore at an average recovered grade of 5.71 g/t, and gold sales of 38,879 ounces at an average price of US$967 (CAN$1,104) in 2009, and 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) per ounce in 2008. While the recovered grade was essentially flat year-over-year in 2010, due primarily to lower than expected grades in long-hole stopes in the first half of the year, tonnage rose 19% as a result of improved productivity at the mine and the expanded mill capacity. In 2010, cash costs per ounce at Island Gold were US$780 (CAN$803) versus US$736 (CAN$841) in 2009, a 5% decrease in Canadian dollar terms, reflecting improvement in tonnage and gold recovery rate. 2009 cash costs at Island Gold were higher than US$659 (CAN$703) in 2008, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year.

Island Gold Mine1

	2010	2009	2008

Tonnes	251,237	211,773	161,320
Head grade (g/t)	5.95	6.04	7.65
Gold recovery (%)	95.49	94.52	95.83
Recovered grade (g/t)	5.68	5.71	7.33
Ounces sold	45,865	38,879	38,037
Cash cost per ounce (US$)	780	736	659

Investment in property, plant and equipment (thousands of CAN$)	4,650	4,318	3,079
Exploration expenses (thousands of CAN$)	4,561	3,136	2,293

Deferred development metres	2,478	1,576	605

Diamond drilling (metres)
Definition	12,110	13,604	14,764
Exploration	54,438	18,936	1,901

1

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

ii)	Exploration

In 2010, Richmont Mines continued its underground exploration program via drilling and drifting in order to improve the quality of the resources, convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E zone, the Lochalsh and the Goudreau zones.

During 2010, underground drilling at the Island Gold Mine represented 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable Reserves into Proven Reserves. The exploration drilling in the Extension-2 sector of the E1E confirmed the location of the known resource, and resulted in the conversion of a portion of the resources into Probable Reserves.

A surface diamond drilling campaign was implemented in conjunction with the underground drilling during 2010. The goal of this campaign was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine.

The 2010 surface exploration drill program was completed in December 2010. The program consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

2.1.7	Drilling

In 2010, approximately 36,533 metres were drilled from underground and 30,015 metres from surface.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres, targeting alteration assemblages in the E1E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2010 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation served to complete the reserve and resource estimates.

2.1.8	Sampling and Analysis

i)	Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metre and a maximum length of 1 metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 metre vertically by 0.3 metre to 1.0 metre horizontally. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

ii)	Assays

Swastika Laboratories (2008) Ltd. of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in 2010. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;
2)	Crush total sample to ½ inch (Jaw Crusher);
3)	Split approximately 350 g using a Jones riffle;
4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;
5)	Pulverize the 350 g sample;
6)	Homogenize the pulp: it is then ready for assay;
7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method is used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighed, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighed and entirely fused. The correction resulting from gold found in the metallic portion is incorporated into the final calculated result. The weight and grade of both fractions are also reported.

iii)	Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2010, a QA/QC program is still in place with the addition of certified standards and in-house blank material to the regular samples submitted to the laboratory. The laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

2.1.9	Security of Samples

There is no formal program established at the Island Gold Mine relating to the shipment of samples. In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed onsite and fit out as a core logging facility. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working onsite at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Shipping of samples is done by pick-up by Island Gold staff. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

2.1.10	Mineral Reserve and Mineral Resource Estimates

In 2010, Mineral Reserve and Mineral Resource estimates were performed by Michel Plasse, P.Geo.and Daniel Vachon, Eng., employees of the Company, and reviewed by Daniel Adam, P.Geo., Ph.D., Exploration Manager and also an employee of the Company, who are qualified persons under Regulation 43-101. Factors and parameters used in the determination of the Mineral Reserve and Mineral Resource estimates are based on the knowledge of the Island Gold Mine as of December 31, 2010.

The Mineral Reserve and Mineral Resource estimates were carried out in accordance with Regulation 43-101 recommendations and regulations. Mineral Resources and Reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as Regulation 43-101 recommendations and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at December 31, 2010. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

i)	Procedures and Technical Parameters

The Gemcom GEMS 6.2.3 software was used to prepare the resource calculation. The reserve and resources estimates were calculated following two distinct methods. (1) The polygonal method was used for the Island sector and for the extremities of the mineralized eastern and western zones if ore development was incomplete. (2) Bloc modelling using ordinary krieging was used in the Lochalsh, Extension-1 and Extension-2 sectors.

Regardless of the methods used, composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation on vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 20 metres was determined for the development composite and the diamond drill holes. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

All the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

The main parameters used to estimate Mineral Reserves and Mineral Resources are as follows:

  A cut-off grade of 3.5 g/t Au fixed with a gold price at CAN$1,000 per ounce with an exchange rate of CAN$1,00/US$;

  Grade capping at 75 g/t Au for all zones;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long hole);

  An average rock density of 2.82 t/m3 is defined;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: a dilution rate of 10% to 25% for waste at a grade of 0.5 g/t Au is assumed for stopes (% varies in function of the stope width). A dilution rate of 30% is assumed for development;

  Excluded mill recovery of approximately 95%.

ii)	Mineral Reserve Estimates

General

The database and the parameters used to estimate the Mineral Reserves are based on the results from 2010, the forecast for 2011 and information available as at December 31, 2010. The technical parameters were reviewed by Michel Plasse, P.Geo. and Daniel Adam, P.Geo., Ph.D., two employees of the Company. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per Regulation 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

Reserve Classification

More detailed descriptions regarding classification of Mineral Reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2010, the Mineral Reserves of the Island Gold Mine are estimated at:

Category of reserves	Tonnes	Grade	Au [1]
	(metric)	(g/t Au)	(oz)
Proven	354,698	6.48	73,848
Probable	463,368	5.86	87,349

Total (Proven + Probable)	818,066	6.13	161,197
1.	Before mill recovery of 95%

As of December 31, 2010, the Mineral Reserves at Island Gold were 161,197 ounces of gold, calculated using a long-term gold price of CAN$1,000 per ounce and an expected mine life of approximately three years.

iii)	Mineral Resource Estimates

Resource Classification

Indicated Resources: A maximum drill hole spacing of 20 metres center to center is required to have a good control on the vein continuity, especially if no development was done above or below the ore block. No economic feasibility was done on the ore block. This last parameter differentiates these blocks from the probable reserve blocks.

Inferred Resources: These blocks are represented mainly by isolated drill holes with zones interpreted to be the continuity of the known mineralized zones. No economic feasibility was done on the ore block since the drill spacing is too sparse to warrant one. Instead of using a round 20 metre influence around these isolated drill holes, a polygon was drawn by the geological department to limit the evaluated tonnes for the inferred blocks.

Resource Table

As of December 31, 2010, the Mineral Resources of the Island Gold Mine are estimated at:

Resource Category	Tonnes[1]	Grade[1]	Au
	(metric)	(g/t Au)	(oz)
Measured	6,621	4.52	963
Indicated	789,854	7.39	187,548

Total (measured and indicated)	796,475	7.36	188,511

Inferred	604,729	7.14	138,732

1. Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

2.1.11	Mining Operations and Metallurgy

The extraction method is by longitudinal long hole with a maximum panel length fixed by a hydraulic radius factor of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is 95.5%.

For the 12 months ended December 31, 2010, 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce. This compared to gold sales of 38,879 ounces at an average price of US$967 (CAN$1,104) per ounce in 2009. In the Company’s operating currency, Canadian dollars, full year cash costs at Island Gold decreased CAN$38 to CAN$803 (US$780) in 2010 from CAN$841 (US$736) in 2009, reflecting improvements in tonnage and gold recovery rate, and essentially flat recovered grades of 5.68 g/t in the current period versus 5.71 g/t in 2009.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2010		2009		2008

Precious metals revenues (thousands of CAN$)		58,468		42,935		35,163

Ounces sold		45,865		38,879		38,037

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$

Cash cost	780	803	736	841	659	703
Depreciation and depletion	124	128	91	104	94	100

Total	904	931	827	945	753	803

Average price obtained per ounce	1,238	1,275	967	1,104	867	924

3.	Exploration Projects and Other Properties

3.1	General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2010.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Monique	1994	18	81%[2]
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

1 The Company will be required to pay royalties if some of these properties are brought into commercial production.

2. On March 4, 2011, a work report was submitted to SOQUEM. SOQUEM has an additional period of 30 days to confirm its approval and transfer its 19% of interest in the property to Richmont Mines.

The following table presents Richmont Mines’ exploration expenses in 2008, 2009 and 2010 and the budgeted estimated amounts for 2011 (in thousands of CAN$).

	2011	2010	2009	2008
	$	$	$	$
	Estimated

Mines
Island Gold Mine	3,451	4,561	3,136	2,293
Beaufor Mine	1,760	2,584	3,006	2,921
Francoeur Mine	1,732	151	1,812	109

	6,943	7,296	7,954	5,323
Other properties
Wasamac property	3,176	1,712	82	64
Cripple Creek property	478	838	23	18
Monique property	1,000	289	2	1
Golden Wonder[1] and Valentine Lake[2]	-	-	-	4,549
Other properties	133	104	47	12
Project evaluation	394	443	305	373

	12,124	10,682	8,413	10,340
Exploration tax credits	(943)	(3,465)	(1,347)	(643)
Reversal of exploration tax credits recorded in 2007	-	-	-	850
	11,181	7,217	7,066	10,547
1	The joint venture option was terminated in October 2008.
2	According to the letter agreement signed by the parties, Richmont Mines transferred its 70% interest in the property to Mountain Lake on January 24, 2011.

3.2	Wasamac

3.2.1	Location, Access and Description of the Property

i)	Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Quebec, and less than 10 km east of Company’s Francoeur Mine. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road that leads directly to the property.

ii)	Description of the Property

The Wasamac property consists of three mining concessions (CM 349, CM 364 and CM 370) and one claim which represents a total area of 757.65 hectares in the Beauchastel Township. Richmont Mines owns 100% of the mining concessions relating to the Wasamac property.

iii)	2010 Work and Results

In May 2010, the Company began a 10,000 metre drilling program on its Wasamac property. Drill results from the initial eight completed holes drilled over 4,311 metres identified several promising intercepts that corroborated this plan, namely 3.59 g/t Au over 12.5 metres, 6.46 g/t Au over 9.33 metres, 4.62 g/t Au over 10.56 metres, and 3.44 g/t Au over 8.38 metres. As a result, the size of the drilling campaign was expanded to 15,000 metres, and a third drill was added on the site to expedite the extended program.

Results from a subsequent nine holes over 6,491 metres similarly revealed favourable results, including 6.14 g/t Au over 6.47 metres, 3.12 g/t Au over 14.04 metres, and 3.17 g/t Au over 7.75 metres, and also confirmed that the targeted Wasamac Shear Zone had a strike length of more than 2 km. Following these results, Richmont Mines extended the drill campaign by an additional 5,000 metres, bringing the 2010 program to 20,000 metres.

Drilling results obtained to date support management’s plan to reassess the property’s resource base using a lower-cut off grade to expand the mineralized envelope and, longer-term, to use this approach to evaluate the potential for an underground bulk-mining operation. Although the limited area tested below the -850 metre elevation has not yet yielded significant results, drilling has confirmed a strong system of mineralization between the -200 and -800 metre elevations that remains open at depth in several areas. On February 17, 2011, the Company announced a significant increase in the estimated resource base for its property, a major 35,000 metre drilling program for 2011, the completion of a scoping study by the end of 2011 and a 43-101 compliant Technical Report to be filed on SEDAR on or about April 1st, 2011. The relevant sections included in this Technical Report are incorporated by reference in this Annual Information Form.

3.3	Monique

3.3.1	Location, Access and Description of the Property

i)	Location and Access

The Monique property is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Company’s Camflo Mill. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Val-d’Or, and then by a secondary road that leads directly to the property.

ii)	Description of the Property and agreements

The Monique property consists of 18 mining claims claim which represents a total area of 539 hectares. Following the acquisition of Louvem Mines in June 2010, the Company is now the owner of 81% interest in the property. In order to have greater flexibility over the future development of this asset, Richmont Mines signed an option agreement with SOQUEM to acquire its 19% interest of the Monique property on December 21, 2010. Upon signing the agreement, Richmont Mines paid SOQUEM $350,000, and undertook to complete $400,000 of exploration work on the Monique property on or before February 28, 2011, of which approximately $289,000 had been spent by December 31, 2010. Once the required exploration work has been completed and accepted by SOQUEM, Richmont will have successfully met the agreement conditions, and will therefore assume ownership of SOQUEM’S residual 19% interest, making Richmont Mines 100% owner of the Monique property. On March 4, 2011, a work report was submitted to SOQUEM. SOQUEM has an additional period of 30 days to confirm its approval and transfer its 19% of interest in the property to Richmont Mines.

Terms of the agreement also stipulated that Richmont Mines, upon acquiring SOQUEM’s interest, will grant a 0.38% NSR (Net Smelter Return) royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont Mines agreed to assume 100% of royalty obligations (versus 81% previously) that exist on 8 out of the property’s 18 claims, once Richmont Mines has successfully earned 100% ownership of the property. These royalties, payable to Exploration Concorde Ltd, are equal to 5% NPI (Net Profit Interest).

iii)	2010 Work and Results

In September 2010, Richmont Mines announced plans for a 5,500 metre surface exploration drilling program on its Monique property. The goal of the campaign, involving 35 holes ranging between 80 and 215 metres in length, was to complete infill drilling on two previously identified gold zones on the property: the G Zone and J Zone, with the objective of evaluating the potential for a small open pit operation. Condemnation drilling was begun in November 2010, while definition drilling of the G and J Zones was delayed until February 2011 to allow the surface to freeze in the area where work was planned. The Company expects preliminary results from the 5,500 metre drilling program during the second quarter of 2011.

3.4	Cripple Creek

3.4.1	Location, Access and Description of the Property

i)	Location and Access

The Cripple Creek property is situated 5 km to the southwest of the Timmins West deposit, Denton Township, near Timmins, in Ontario. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road that leads directly to the property.

ii)	Description of the Property

The Cripple Creek property consists of 27 mining claims claim which represents a total area of 694.08 hectares.

iii)	2010 Work and Results

Richmont Mines began a drilling program at the Cripple Creek Gold Project in February 2010. The Company’s first phase of drilling in 2010 included 4,532 metres over 11 holes. Drilling targeted the lateral extension of Zone 16 to the west, and the depth extension of the Mahoney Zone, two of three notable zones uncovered by previous owners of the property during the 1980s and 1990s, as well as two new exploration targets (“Sediments Zone” and “Pond Zone”) within the property.

Preliminary results from the drilling campaign identified two interesting intercepts in Zone 16, namely 73.54 g/t Au over a width of 7 metres, and 22.76 g/t Au over 0.5 metres. Drilling on the Mahoney Zone similarly uncovered a promising intercept of 12.31 g/t Au over 0.8 metres. Subsequent results from the second phase of drilling yielded several interesting intercepts, including 3.79 g/t Au over 16.35 metres, a result which confirmed that the alteration zone containing the intercept of 73.54 g/t Au over 7 metres broadens near surface. Additional interesting results included 4.55 g/t Au over 7.1 metres, 3.57 g/t Au over 5.6 metres, 26.34 g/t Au over 0.55 metres, and 15.81 g/t Au over 0.4 metres.

While much exploration work remains to be done on this property, the Company obtained additional geological insight from the second phase of the 2010 drilling campaign, which encompassed 6 holes over 2,991 metres. Most importantly, drilling reaffirmed the gold potential of the sector, and also enabled for better understanding of the mineralization. Results from the campaign also confirmed the continuity of the main mineralized zone to a vertical depth of 650 metres and that the alteration pipe of Zone 16 extends at depth. Furthermore, drilling revealed that two types of mineralized zones are present. The first, containing disseminated pyrite, has a northern dip of approximately 65° and is found at the contact points of silicified mafic volcanics and ultramafic volcanics. The second system, formed by milky quartz veins containing iron carbonate and mineralized with gold, appears to be sub-horizontal, and cross-cuts other geological formations. Interpretation of this new information makes establishing true width of the mineralized gold zones difficult when they consist of the two types of mineralization.

In view of intensive winter drilling programs on the Monique and Wasamac properties and due to limited availability of drills and geological staff, Richmont management has decided to defer the planned 3,500 metre winter 2011 exploration drilling campaign on its Cripple Creek property. The timing of the next drilling program will be evaluated during the course of 2011. The objective of the program will be to confirm the new interpretation of Zone 16 provided by results obtained to date, to better target mineralized zones, and to test the extension of the Mahoney Zone at depth.

3.5	Table of Reserves and Resources

TABLE OF RESERVES AND RESOURCES
		December 31, 2010			December 31, 2009
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[1]	354,698	6,48	73,848	387,182	8.46	105,333
Probable Reserves[1]	463,368	5.86	87,349	539,961	9.14	158,752
Measured Resources	6,621	4.52	963	-	-	-
Indicated Resources	789,854	7.39	187,548	456,353	10.55	154,813
Inferred Resources	604,729	7.14	138,732	640,614	9.69	199,569

Beaufor Mine
Proven Reserves[1]	81,742	7.53	19,780	47,033	6.63	10,021
Probable Reserves[1]	201,296	7.60	49,218	118,728	9.07	34,616
Measured Resources	85,781	5.47	15,086	96,396	5.78	17,903
Indicated Resources	731,560	6.73	158,367	725,732	6.58	153,469
Inferred Resources	864,709	6.55	182,185	919,214	6.74	199,256

GOLD PROJECTS
Francoeur Mine
Probable Reserves[2]	615,664	6.91	136,749	615,664	6.91	136,749
Indicated Resources	76,449	7.54	18,541	76,449	7.54	18,541
Inferred Resources	202,250	5.95	38,706	202,250	5.95	38,706

Wasamac
Measured Resources	1,715,288	2.81	155,043	-	-	-
Indicated Resources	3,377,892	2.36	256,030	-	-	-
Inferred Resources	11,515,020	2.72	1,007,875	1,282,000	6.92	285,200

Valentine Lake[3]
Inferred Resources				920,000	8.50	251,600

TOTAL GOLD
Proven and Probable Reserves	1,716,768	6.65	366,944	1,708,568	8.11	445,471
Measured and Indicated
Resources	6,783,445	3.63	791,578	1,354,930	7.91	344,726
Inferred Resources	13,186,708	3.23	1,367,498	3,964,078	7.64	974,331

1	In 2010, based on a price of US$1,000/oz and an exchange rate of 1.00 (in 2009, a price of US$850/oz and an exchange rate of 1.00 was used).
2	Reserves were calculated based on a price of US$800/oz and an exchange rate of 1.00 for both 2010 and 2009.
3

Richmont Mines’ share 70%. In January 2011, as Mountain Lake fulfilled all of the conditions of the agreement signed in February 2009, Richmont Mines has proceeded with the transfer of its 70% interest in the property to Mountain Lake.

Regulation 43-101 – Standards of Disclosure of Mineral Projects

Mineral Reserve and Mineral Resource calculations for the Company’s material properties were established by “qualified persons” as defined under Regulation 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam,P.Geo., Ph.D., Exploration Manager, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine	Jessy Thelland, P. Geo.	Senior Geologist, Beaufor Mine
	Mario Blanchette, Eng.	Chief Engineer, Beaufor Mine
	François Chabot, Eng.	Mine Manager, Beaufor Mine

Island Gold Mine	Michel Plasse, P.Geo.	Chief Geologist, Island Gold Mine
	Daniel Vachon, Eng.	Senior Mine Engineer, Island Gold Mine

Francoeur Mine	Raynald Vincent,	Senior Geologist, Corporate division
Eng.,B.Sc.A.,M.G.P.
	Christian Pichette, Eng.,M.Sc.A.	VP, operations, Corporate division
	Daniel Adam, P. Geo.,Ph.D.	Exploration Manager, Corporate division

4.	Other Aspects of the Business

4.1	Camflo Mill inc.

The Camflo Mill custom milled 82,939 tonnes of ore in 2010, 165,788 tonnes in 2009 and 74,703 tonnes in 2008.

4.2	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The whole of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

(US$)
2006	604
2007	695
2008	872
2009	972
2010	1,225

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Company’s Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armoured truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company’s Board of Directors).

As at December 31, 2010, Richmont Mines had not entered into any gold derivatives contracts.

4.3	Environment

Richmont Mines’ principal operations are the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

4.3.1	Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a company’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the MRNF. Companies must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a company commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. In Ontario, it must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The MRNF and the MNDM may require or impose additional conditions or obligations before giving their approval to the rehabilitation and restoration plan. Both Ministries may review the financial guarantee if they are of the opinion that the guarantee is insufficient and may require additional guarantees.

The Ministries may enjoin a company who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the company does not comply with such requirements, the MRNF and the MNDM may have the rehabilitation and restoration work executed by a third party, at the company’s cost.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the “MDDEP”) with respect to its mining operations in Quebec (Beaufor Mine, Francoeur Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

4.4	Employees

Richmont Mines offers its employees compensation that includes attractive benefits and a stock option plan. As at December 31, 2010, Richmont Mines employed a total of 407 workers compared with 343 a year earlier.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. On April 13, 2010, this agreement has been renewed for a second time for another three-year period ending December 31, 2012. No assurance can be given that the Company will be successful in renewing the collective agreement in the future.

The employees of the Beaufor Mine and the Island Gold Mine are not unionized and labour relations are satisfactory.

IV. CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2010, and should be read in conjunction with these statements and the accompanying notes.

1.	For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars
	except per share data)
	2010	2009	2008

Total revenues	90,781	71,884	70,591
Net earnings	9,011	336	1,635

Net earnings per share
Basic and diluted	0.31	0.01	0.07

Total assets	117,646	85,230	82,881

Long-term debt	-	-	-

Working capital	43,880	24,936	26,753

Shareholders’ equity	96,851	69,961	69,042

2.	Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures and exploration programs. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common Shares (in thousands)	2010	2009	2008

Weighted average outstanding	28,687	26,108	24,047
Outstanding as of December 31	31,230	26,104	26,113
Diluted as of December 31	33,541	28,584	28,421
Closing price as of December 31 (TSX)	$5.11	$3.92	$2.08

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Company and are entitled to dividends, if and when declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Repurchase of shares

In 2010, the Company did not repurchased any common shares as its normal course issuer bid expired on December 4, 2009 and was has not been renewed.

Stock Option Purchase Plan

The Company offers a stock option plan under which options to acquire common shares may be granted to its directors, officers, employees and consultants.

Amended and restated Shareholder Rights Plan

A shareholder rights plan was adopted by the Company’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Company’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one (1) year only (the plan expires in 2012), the Board of Directors thought it appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan, which will expire in 2021, will be submitted for shareholder approval at the Company’s annual meeting scheduled to take place on May 13, 2011.

The following is a summary of the principal terms of the Company’s Amended and restated Shareholder Rights Plan (the “Amended and Restated Rights Plan”) which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan itself, a copy of which is available from the Company as set out at the end of this document.

The primary objective of the Amended and Restated Rights Plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to consider the value of all of the assets of the Company and for the Company to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Company with adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Company and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Company an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Company under such bid. The Amended and Restated Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the approval of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bid that treat shareholders of the Company fairly and has not been adopted in response to any proposal to acquire control of the Company.

On the Effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Company then outstanding, and one Right will be issued and attached to each common share of the Company subsequently issued.

The Rights will separate from the common shares and will be exercisable 10 trading days after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of one common share at a 50% discount to its market price.

The requirements for a Permitted Bid include the following:

  the takeover bid must be made by way of a takeover bid circular;

  the takeover bid must be made to all shareholders of the Company as registered on the books of the Company, other than the Offeror (as defined in the Amended and Restated Rights Plan);

  the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

A shareholder or any other interested party may obtain a copy of the Amended and Restated Rights Plan by contacting the Assistant Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166. A copy will also be available soon on the SEDAR Web site at www.sedar.com or on the Company’s Web Site at www.richmont-mines.com.

Escrowed Securities and Securities subject to restriction on transfer

The Company does not, to its knowledge, have any escrowed securities or securities subject to contractual restriction on transfer outstanding.

VI.    MARKET FOR SECURITIES

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange Amex (NYSE Amex) under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)

2010	Share volume	High	Low	Close
January	863,941	5.08	3.98	4.07
February	839,136	4.55	3.78	4.11
March	963,063	4.44	3.93	4.02
April	606,424	4.87	3.99	4.68
May	982,667	5.46	4.26	5.10
June	1,137,521	5.34	4.62	4.69
July	383,694	4.85	4.12	4.40
August	660,034	4.93	4.35	4.75
September	2,275,966	5.60	4.71	5.22
October	1,437,590	5.38	4.60	4.81
November	1,527,955	5.71	4.61	5.30
December	1,324,484	5.40	4.75	5.11
Annual summary	13,002,475	5.71	3.78	5.11

New York Stock Exchange Amex (NYSE Amex) (US$)

2010	Share volume	High	Low	Close
January	2,900,493	5.25	3.75	3.80
February	1,320,083	4.34	3.50	3.89
March	1,278,826	4.36	3.86	3.97
April	1,536,054	4.80	3.94	4.56
May	1,771,762	5.19	4.04	5.00
June	1,296,634	5.08	4.32	4.42
July	736,282	4.75	3.90	4.25
August	1,040,542	4.72	4.16	4.47
September	2,146,120	5.48	4.49	5.08
October	1,670,983	5.35	4.45	4.73
November	2,412,633	5.72	4.55	5.15
December	2,379,982	5.39	4.66	5.11
Annual summary	20,490,394	5.72	3.50	5.11

VII.    DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 21, 2011 [1]	Number of options held on March 21, 2011

H. Greg Chamandy Westmount (QC) Canada	Executive Chairman of the Board	Businessman	May 14, 2009	5,013,254 [2]	105,000
Denis Arcand [3] Brossard (QC) Canada	Vice-Chairman of the Board	Businessman [4]	Sept. 28, 1995	36,348	80,000
Martin Rivard [5] Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Richmont Mines [6]	Oct. 1, 2005	1,035,000 [7]	324,000
Réjean Houle [5,8] Montréal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc. [9]	Jan. 27, 1989	40,000	80,000
Raynald Vézina, Eng. [3,10] Québec (QC) Canada	Director	Mining Consultant [6]	Oct. 30, 2006	30,500	60,000
Elaine Ellingham, Eng [5,10] Toronto (ONT) Canada	Director	President of Ellingham Consulting Ltd.	February 4, 2010	-	80,000
Sam Minzberg [8] Westmount (QC) Canada	Director	Partner, Davies Ward Phillips & Vineberg LLP	February 4, 2010	-	80,000

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 21, 2011 [1]	Number of options on March 21, 2011

Jean-Pierre Ouellet [8,10] Outremont (QC) Canada	Director	Venture partner, St. Lawrence Capital LP and company director	February 4, 2010	-	80,000
Michael Pesner [3] Montréal (QC) Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	-	76,000
Christian Pichette, Eng., M Sc. Brossard (QC) Canada	Vice President, Operations	Vice President, Operations of Richmont Mines	October 6, 2005	58,500	208,000
Nicole Veilleux, CA Rouyn-Noranda (QC) Canada	Director, Finance	Director, Finance of Richmont Mines	March 1, 2006	6,000	115,000
Sidney Horn [12] Outremont (QC) Canada	Corporate Secretary	Lawyer, Stikeman Elliott	December 15, 2009	-	80,000
Sandra Cauchon Rouyn-Noranda (QC) Canada	Assistant Corporate Secretary	Lawyer of Richmont Mines	February 24, 2009	-	11,000
1	As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2

Of this number, 4,020,854 and 32,000 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3	Member of the Audit Committee.
4	President of a private management company.
5	Member of the Environmental, Health and Safety Committee.
6

Mr. Rivard and Mr. Vézina are also members of the Board of Directors of MISA, an organization of private, public and parapublic enterprises, whose goal is to insure the ongoing vitality of the Quebec mining industry.

7	Of which number, 1,000,000 common shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50 % of the voting shares thereof.
8	Member of the Human Resources and Compensation Committee.
9	National Hockey League Team.
10	Member of the Governance and Ethics Committee.
11

Mr. Pesner was nominated as Director and Chairman of the Audit Committee on November 1st, 2010 by the Board of Directors, in replacement of Mr. A. Michel Lavigne, who resigned from his position on October 4, 2010.

12	Sidney Horn replaced Sandra Cauchon as Corporate Secretary of the Company on December 15, 2009

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Ms. Nicole Veilleux who, prior to March 2006, was Controller of Richmont Mines and Sandra Cauchon who, prior September 2008, was a lawyer in a Law Firm.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 6,219,602 common shares of Richmont Mines, which represents 19.8 % of the 31,375,063 common shares issued and outstanding of Richmont Mines as at March 21, 2011.

VIII.    AUDIT COMMITTEE

Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

Composition of the Audit Committee

The audit committee is composed of Messrs Michael Pesner, Chairman of the Audit Committee, Raynald Vézina and Denis Arcand. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

Mr. Pesner is a Chartered Accountant and President of Hermitage Canada Finance Inc., a company that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the public companies Prestige Telecom Inc., Quest Rare Minerals Ltd., Bitumen Capital Inc., Mint Technology Corporation, and Sand Technology Inc, and the privately-held companies Speedware Inc. and Above Security Inc.

Mr. Arcand received his Bachelor of Commerce from the HEC in Montréal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably being responsible for its Montréal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

Mr. Vézina obtained a Bachelor of Mining Engineering from Université Laval in 1970. He has 40 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior Inc., Falconbridge Ltd. and Placer Dome Inc.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board of Directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

Pre-Approval Policies and Procedures

The Committee pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors.

External Auditor Service Fees

i)	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Nature of services	2010	2009
Audit services*	$187,000	$146,000

* Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

ii)	Audit-Related Fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Company’s financial statements are described in the following table:

Nature of services	2010	2009
Special work	$78,000	$24,525

iii)	Taxation Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2010	2009
Review quarterly estimate	$4,800	$6,945
Planning and tax advice	$17,950	$20,700

iv)	All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2010	2009
Other consultations	$1,650	$23,139
Other expenses	$9,916	$5,696

IX.    LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is involved to two (2) legal proceeding as at March 21, 2011:

• Against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine. Richmont Mines is pursuing Sterling for an amount of approximately $156,000. The Company intends to claim this amount from Sterling for breach of contract in front of the Superior Court of Justice of Ontario. In response to this claim, Sterling is pursuing Richmont Mines for an amount of approximately $365 million, mainly related to the installation and rental of Sterling’s equipment. Management is of the opinion that the basis of this litigation is frivolous;

• Against 6676162 Canada Inc, which is pursuing Richmont Mines for an amount of approximately $408,000. Management is of the opinion that the basis of this litigation is unfounded and intends to contest this claim, filed in the Court of Quebec.

As at March 21, 2011, Richmont Mines is not aware of any other legal proceedings involving the Company.

X.    REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Company is Computershare Trust Company of Canada Inc., located at 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8.

XI.    MATERIAL CONTRACTS

On June 29, 2007, Richmont Mines sold its East Amphi property and related surface equipment to Osisko Exploration Ltd.

In November 2007, Richmont Mines entered into an agreement with LKA International Inc. (“LKA”) which granted the Company an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Mine. In December 2007, Richmont Mines exercised its option. In October 2008, Richmont Mines announced the termination of its option to proceed with the joint venture agreement.

These contracts were filed on April 15, 2008, under the Company’s profile on the SEDAR web site at www.sedar.com.

In June 2010, Richmont Mines entered into an underwriting agreement with a syndicate of underwriters co-led by Desjardins Securities Inc and CIBC World Markets Inc. and including Dundee Securities Corporation and National Bank Financial Inc. (the “Underwriters”) to sell common shares of Richmont Mines at a price of CAN$5,00 per share. The 3,300,000 Common Shares issued by Richmont Mines include 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option. The agreement was filed on SEDAR on June 2, 2010.

XII.    INTEREST OF EXPERTS

Raymond Chabot Grant Thornton LLP has advised Richmont Mines that it is independent of Richmont Mines within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec.

Mr. Jessy Thelland, Mr. Mario Blanchette, Mr. François Chabot, Mr. Michel Plasse, Mr. Daniel Vachon, Mr. Raynald Vincent, Mr. Christian Pichette and Mr. Daniel Adam, employees of Richmont Mines and each a “qualified person” within the meaning of NI 43-101, have not received any direct or indirect interest in the property of Richmont Mines or of any associate or affiliate of Richmont Mines. As at the date hereof, to the best of the knowledge of management each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont Mines.

XIII.    ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained under the Company’s profile on the SEDAR web site at www.sedar.com and on the Company’s web site at www.richmont-mines.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management’s discussion & analysis for the year ended December 31, 2010.

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES INC

The Audit Committee of Richmont Mines Inc. (the “Company”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Company’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Company shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Company’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors' performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, in July of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Director, Finance, and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Company and inquire as to the steps management has taken to minimize such risks.

5.

The Committee shall consider, in consultation with the auditors and the Director, Finance, the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.	With respect to the annual external audit of the Company, the Committee shall review with the Director, Finance, management and the auditors:

a)

the Company’s annual financial statements and accompanying notes and the auditors' report thereon, including the Company’s specific disclosures under related “Management Discussion and Analysis" in its report and on Form 20-F, and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including Mineral Reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors' work or access to required information and any instances of second opinions sought by management;

d)	management letters to the auditors;

e)	other matters related to the conduct of the audit, including the adequacy of the Company’s internal controls and any significant findings during the year and management’s responses thereto;

f)	review any material related party transactions; and

g)	review the performance of the Company’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Company’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.	With respect to the unaudited quarterly reports of the Company, the Committee shall consider and review with management and the Director, Finance:

a)

the Company’s quarterly financial statements and accompanying notes, including the Company’s specific disclosures under related “Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including Mineral Reserves; and

c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or regulations or any significant changes in the Company’s accounting policies.

10.

The Committee shall meet as needed with the Company’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Company and any reports received from regulators that may have a material impact on the Company’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Director, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Company’s Code of Ethics for Financial Reporting Individuals and other internal policies having application.

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee's composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Company's Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

a)	Reviewing and approving the Company’s hiring policy regarding employees and former employees of the present and former external auditor of the company;

b)	reviewing the appointment and termination of the Director, Finance;

c)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

d)	orientation and training as needed for members of the Committee;

e)	reviewing with management and the auditors the potential risks facing the Company, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

f)	receiving, considering and responding to complaints received by the Company regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)	making recommendations for any remedial action to be taken by the Company, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Company in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.

www.richmont-mines.com